GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE:  (617) 648-9100  FACSIMILE:  (617) 648-9199

September 23, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                       Russell Mancuso
                                                                              Tom Jones

Re:                             Vitae Pharmaceuticals, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed September 22, 2014

File No. 333-198090

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 22, 2014 relating to Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1, originally filed on August 12, 2014 (the “Registration Statement”).

On behalf of the Company, we are also electronically transmitting Pre-effective Amendment No. 6 to the Company’s Registration Statement on Form S-1 (“Amendment No. 6”), and for the convenience of the Staff, we are providing to the Staff by courier copies of this letter and marked copies of Amendment No. 5. The marked copy shows changes from Amendment No. 5.

In this letter, we recite the comments from the Staff in italicized type and have followed each comment with the Company’s response.

BACE, page 108

1.                                      We note your response to prior comment 1. Please tell us where you have disclosed the payment of $2 million mentioned in section 4 of exhibit 10.12 and the reason, if applicable, for the change in the amount of the payment per exhibit 10.13.

The Company acknowledges the Staff’s comment and has added the italicized and underlined language below on page 109 of Amendment No. 6.

GUNDERSON  DETTMER  STOUGH  VILLENEUVE  FRANKLIN  &  HACHIGIAN, LLP

One Marina Park Drive, Suite 900, Boston, MA 02210

SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

“We have entered into three amendments to the BACE Agreement: the first in June 2011, the second in December 2012, and the third in December 2013. The June 2011 amendment clarified the description of technical attributes for a compound to guide candidate selection for advancement in the parties’ then-current research plan; and did not modify any financial terms. The December 2012 amendment expanded the Core Indication definition to include diabetes and metabolic disease. In accordance with that amendment, we were obligated to provide twelve months of research contributions at no cost to, and at the option of, BI, with such contributions to be completed no later than June 30, 2014. Under the terms of the December 2012 amendment, we received an upfront, nonrefundable, execution fee of $4 million, but no other additional payments. In the December 2012 amendment, BI agreed that the first satisfaction of the candidate feasibility milestone with respect to one of the expanded Core Indications would trigger a $2.0 million milestone payment.  This milestone was not satisfied prior to the December 2013 amendment. The timing of other payments as defined in the original agreement was not changed by the December 2012 amendment. The December 2013 amendment confirmed the achievement of a $14 million milestone payment owed upon the initiation of Phase 1 studies and was consistent with the terms of the original agreement, which payment was subsequently received by us. The December 2013 amendment also reduced the $2.0 million milestone payment for the first satisfaction of the candidate feasibility milestone with respect to one of the expanded Core Indications identified in the December 2012 amendment to a $1.0 million milestone payment.  This milestone has not been satisfied as of June 30, 2014.  There was no incremental monetary consideration provided by either party in connection with the execution of the June 2011 or December 2013 amendments.”

Principal Stockholders, page 146

2.                                      We note your response to prior comment 4. Please tell us with specificity where you have disclosed the reason for the entire increase in the number of share beneficially owned by Mr. Hatfield and Dr. Gregg as reflected in the post-offering column of the table.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and has added the italicized and underlined language below to the footnotes to the “Principal Stockholders” table on page 149 of Amendment No. 6.

“(15) Includes 391,304 shares of common stock to be issued in connection with the vesting and settlement of an outstanding RSU award upon completion of this offering. Includes an additional 13,478 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014.

(16) Includes an additional 5,130 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014.

(17) Includes an additional 18,608 shares subject to options that as a result of this offering may be exercised within 60 days of August 31, 2014 and 391,304 shares of common stock to be issued in connection with the vesting and settlement of an outstanding RSU award upon completion of this offering. The percentage of shares beneficially owned after this offering would be 23.9%, assuming the purchase of all of the shares that certain of our existing principal stockholders or their affiliates have indicated an interest in purchasing in this offering.”

Description of Capital Stock, page 150

3.                                      We note your response to prior comment 5. Please ensure that your disclosure addresses the full extent of the provisions regarding a 66 2/3% vote according to exhibit 3.2, including the provision in the twelfth article of exhibit 3.2. Also, please restore the disclosure you removed from the bullet points on page 152.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment.  The Company has reinserted the disclosure previously deleted on page 152 and has added the italicized and underlined language below to the subsection “Certificate of Incorporation and Bylaws” on page 152 of Amendment No. 6.

“Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering will include provisions that:

•                  authorize our board of directors to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock;

•                  require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•                  specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board, or our chief executive officer;

•                  establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•                  establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•                  provide that any director or our entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of our capital stock entitled to vote thereon;

•                  provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum;

•                  specify that no stockholder is permitted to cumulate votes at any election of directors;

•                  provide that our amended and restated bylaws may be amended, altered or repealed and new bylaws may be adopted by the affirmative vote of the holders of at least 66 2/3% in voting power of our capital stock entitled to vote thereon; and

•                  require a super-majority of votes to amend certain of the above-mentioned provisions.

*****

Please do not hesitate to contact me at (617) 648-9165 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/	Stephen M. Wheeler
Stephen M. Wheeler
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Jeffrey S. Hatfield, Vitae Pharmaceuticals, Inc.

Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP